SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 18)



                                 PURE WORLD INC.
                                (Name of Company)



                          Common Shares $0.01 par value
                         (Title of class of securities)



                                    74622C106
                                 (CUSIP Number)



                                 Sue Ann Merrill
                             Chief Financial Officer
                                 Pure World Inc.
                           376 Main Street, PO Box 74
                          Bedminster, New Jersey 07921
                                 (908) 234-9220
           (Persons Authorized to Receive Notices and Communications)




                               December 22, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.                                                          [ ]

CUSIP No. 74622C106

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    Paul O. Koether

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |X|
                                                                        (b) |_|

3. SEC USE ONLY


4. SOURCE OF FUNDS ( See Instructions)
   OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) | |

6. CITIZENSHIP OR PLACE OF ORGANIZATION
    United States


 NUMBER OF     7.    SOLE VOTING POWER          3,472,173
  SHARES
BENEFICIALLY
  OWNED BY
   EACH        8.    SHARED VOTING POWER        0
 REPORTING
PERSON WITH:
               9.    SOLE DISPOSITIVE POWER     3,472,173

              10.    SHARED DISPOSITIVE POWER   0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,472,173  1

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    42.6%

14. TYPE OF REPORTING PERSON
    IN





1 Includes 55,000 shares subject to options currently exercisable or becoming exercisable within 60 days; 110,000 shares owned by Emerald Partners, of which Mr. Koether is the sole general partner; 73,030 shares held in discretionary accounts of certain of Mr. Koether's brokerage customers; 829,849 shares held by the estate of Natalie I. Koether, of which Mr. Koether is executor; 318,020 shares held in Mr. Koether's IRA account; 513,141 shares held by the Marital Trust u/w/o Natalie I. Koether, of which Mr. Koether is trustee; and 6,200 shares held by the estate of Margot Tully, of which Mr. Koether is executor.

CUSIP No.  74622C106

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Estate of Natalie I. Koether

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) |X|
                                                                      (b) |_|
SEC USE ONLY

SOURCE OF FUNDS ( See Instructions)
OO

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) | |

CITIZENSHIP OR PLACE OF ORGANIZATION
New Jersey

NUMBER
  OF           7.    SOLE VOTING POWER          829,849
SHARES
BENEFIC
IALLY          8.    SHARED VOTING POWER        0
OWNED
BY EACH
REPORTI        9.    SOLE DISPOSITIVE POWER     829,849
  NG
PERSON
 WITH:         10.   SHARED DISPOSITIVE POWER   0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
829,849

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES        |_|

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

TYPE OF REPORTING PERSON
OO

CUSIP No.  74622C106

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Paul O. Koether IRA

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |X|
                                                                        (b) |_|

SEC USE ONLY

SOURCE OF FUNDS ( See Instructions)
OO

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

CITIZENSHIP OR PLACE OF ORGANIZATION
 New Jersey

NUMBER
  OF           7.    SOLE VOTING POWER          318,020
SHARES
BENEFIC
IALLY          8.    SHARED VOTING POWER        0
OWNED
BY EACH
REPORTI        9.    SOLE DISPOSITIVE POWER     318,020
  NG
PERSON
WITH:          10.   SHARED DISPOSITIVE POWER   0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
318,029

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       |_|

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%

TYPE OF REPORTING PERSON
OO

CUSIP No.  74622C106

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marital Trust u/w/o Natalie I. Koether

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a) |X|
                                                                        (b) |_|

SEC USE ONLY

SOURCE OF FUNDS ( See Instructions)
OO

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

CITIZENSHIP OR PLACE OF ORGANIZATION
 New Jersey

NUMBER
  OF           7.    SOLE VOTING POWER          513,141
SHARES
BENEFIC
IALLY          8.    SHARED VOTING POWER        0
OWNED
BY EACH
REPORTI        9.    SOLE DISPOSITIVE POWER     513,141
  NG
PERSON
WITH:          10.   SHARED DISPOSITIVE POWER   0

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
513,141

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES       |_|

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.3%

TYPE OF REPORTING PERSON
OO

Item 1.

     This  Amendment  No.  18 (this  "Statement")  amends  and  supplements  the
Schedule 13D/A (Amendment No. 17) filed on January 23, 1990, relating to the common stock, $0.01 par value ("Pure World Shares"), of Pure World Inc., a corporation organized under the Delaware General Corporation Law (the "Corporation"). The principal executive offices of the Company are located at 376 Main Street, PO Box 74 Bedminster, New Jersey 07921.

Item 2. Identity and Background

     This Statement is being filed by (i) Paul O. Koether, (ii) the Estate of Natalie I. Koether (the "Estate"), (iii) Paul O. Koether IRA (the "IRA"), and
(iv) the Marital Trust u/w/o Natalie I. Koether (the "Trust", and together with the Estate, the IRA, and Mr. Koether, the "Filing Persons").

     Paul O. Koether is principally engaged in the following: (i) Chairman since January 1995 and a director since December 1994 of the Corporation, and such employment is conducted at 376 Main Street, PO Box 74 Bedminster, New Jersey 07921; (ii) Chairman and director since July 1987 and President since October 1990 of Kent Financial Services, Inc., which engages in various financial services, and such employment is conducted at 376 Main Street, Bedminster, New Jersey 07921; (iii) various positions with affiliates of Kent; and (iv) director and Chairman since September 1998 of Cortech, Inc., a biopharmaceutical company, and such employment is conducted at 376 Main Street, Bedminster, New Jersey 07921. Mr. Koether's address of residence is 211 Pennbrook Road, Far Hills, NJ 07931. Mr. Koether is a citizen of the United States.

     The Estate is located in New Jersey. The Estate does not carry on business but holds property, including 829,849 Pure World Shares. The records of the Estate are held at, and the mailing address of the Estate is, 211 Pennbrook Road, P.O. Box 97, Far Hills, New Jersey 07931.

     The IRA is held in New Jersey. The IRA does not carry on business but holds property, including 318,020 Pure World Shares. The records of the IRA are held at, and the mailing address of the IRA is, 211 Pennbrook Road, P.O. Box 97 Far Hills, New Jersey 07931.

     The Trust is an irrevocable Trust formed under the laws of New Jersey. The Trust does not carry on business but holds property, including 513,141 Pure World Shares. The minute book of the Trust is held at, and the mailing address of the Trust is, 211 Pennbrook Road, P.O. Box 97 Far Hills, New Jersey 07931.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Pure World Shares were acquired in consideration of a merger transaction pursuant to which the Corporation and its wholly-owned subsidiary, PW Subsidiary LLC ("PW Subsidiary") acquired all the equity interests of Sun Equities Corporation ("Sun Equities") (the "Acquisition"). Under the terms of the Agreement and Plan of Merger dated December 22, 2004, upon the closing of the Acquisition the Corporation issued 2,500,025 Pure World Shares to the shareholders of Sun Equities, including Mr. Koether, the Estate, the IRA and the Trust, in exchange for and in proportion to the number of shares of common stock of Sun Equities held by each shareholder. Upon the closing of the transaction, the 2,500,025 Pure World Shares held by Sun Equities were cancelled by Pure World. Consequently, the number of issued and outstanding shares of Pure World common stock remains unchanged after the Acquisition.

Item 4.  Purpose of Transaction.

     The purpose of acquiring the Pure World Shares was to complete the Acquisition, a tax-free reorganization that also broke up the block of Pure World Shares held by Sun Equities prior to the Acquisition.

Item 5.  Interest in Securities of the Company.

     (a) Mr. Koether beneficially owns, as defined under Rule 13d-3 under the Securities Exchange Act of 1934, 3,472,173 Pure World Shares (or 42.6% of the outstanding Pure World Shares), of record and by virtue of being the executor of the Estate, the holder of the IRA and the trustee of the Trust.

     (b) The information presented in Items 7 through 10 of the cover sheets to this Statement are incorporated herein by reference.

     (c) The Acquisition took place on December 22, 2004, pursuant to which 2,500,025 Pure World Shares were transferred from Sun Equities to the Corporation and cancelled by the Corporation, and 2,500,025 new Pure World Shares were issued to the shareholders of Sun Equities, including Mr. Koether, the IRA, the Estate and the Trust, on a pro rata basis according to the number of Sun Equities Shares they each held immediately prior the Acquisition.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Pure World Shares.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

[|X|]

Item 7.  Material to be Filed as Exhibits.

     The following Exhibits are amended and restated in their entirety and attached hereto:

     A. Agreement and Plan of Merger dated December 22, 2004, by and between the Corporation, Sun Equities, PW Subsidiary and the shareholders of Sun Equities.*

* Incorporated by reference to Exhibit 2.1 to the Corporation's Form 8-K filed with the Securities Exchange Commission on December 23, 2004.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the Filing Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004



                                            /s/ Paul O. Koether
                                            -----------------------------------
                                            Paul O. Koether




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the Filing Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004
                                            The Estate of Natalie I. Koether



                                            By:   /s/ Paul O. Koether
                                                  -----------------------------
                                                  Name:  Paul O. Koether
                                                  Title: Executor



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the Filing Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004
                                            Paul O. Koether IRA



                                            By:   /s/ Paul O. Koether
                                                  ------------------------------
                                                  Name: Paul O. Koether
                                                  Title: Owner

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the Filing Person certifies that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2004
                                         Marital Trust u/w/o Natalie I. Koether

                                         By:  /s/ Paul O. Koether
                                              ---------------------------------
                                              Name:  Paul O. Koether
                                              Title: Trustee

                                  EXHIBIT INDEX


EXHIBIT  NAME


     A. Agreement and Plan of Merger dated December 22, 2004, by and between the Corporation, Sun Equities, PW Subsidiary and the shareholders of Sun Equities.*

* Previously filed with the Securities Exchange Commission on December 23, 2004 on the Corporation's Form 8-K.


























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